Filed by Woodside Petroleum Ltd.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Companies: BHP Group Ltd (Commission File No.: 001-09526)

BHP Group Plc (Commission File No.: 001-31714)

CommSec Executive Series Podcast – Woodside Petroleum (WPL) CEO, Meg O’Neill

9 September 2021

CommSec Market Analyst Tom Piotrowski:

Thanks for joining us for the Executive Series. Today I’m speaking with Meg O’Neill, who is the Managing Director and CEO of Woodside Petroleum. Meg, it’s a pleasure to talk to you. Congratulations on your new appointment.

Woodside CEO Meg O’Neill:

Thank you Tom.

CommSec Market Analyst Tom Piotrowski:

I suppose I’ll pose a very obvious question to you, but it’s still a very meaningful one for investors, given what’s going on in terms of the complex nature of cross currents in the energy space at the moment. What’s the vision that you have for Woodside Petroleum as you start your new job, officially, I should say?

Woodside CEO Meg O’Neill:

Yeah that’s a great question, great question, Tom. So if I describe it simply, it’s that Woodside thrives in a lower carbon future. And if I think about some of the big strategic currents that are affecting our industry climate change needs to top the list. And we support the science of climate change and we recognize that as an energy company we have a particularly important role to play in decarbonizing not just our own business but working with our customers to decarbonize their business. But it comes down, as we think about our business, it means we need to be doing a couple of things exceptionally well. We need to be a low-cost provider of energy and we need to be a low carbon provider of energy. And we need to be, you know, pursuing new types of energy that are even lower carbon intensity than what we offer today. So I think it’s a tremendously exciting point in time to be leading an energy company when the world is really raising the bar in terms of their expectations for how we can contribute to solving this very important challenge the world is facing.

CommSec Market Analyst Tom Piotrowski:

I can’t recall a CEO who’s started their new tenure and on the first day announced a transaction of the scale of the one that’s been undertaken between Woodside and BHP Petroleum. What were the main thoughts that started this journey before this merger took place?

Woodside CEO Meg O’Neill:

That’s a great question, Tom. So probably thinking about it from a couple of different angles, you know, one, one angle to think about is the value of scale and diversity. So if we look at the portfolios, obviously Woodside we’re very Australian focused. We have, of course, our Sangomar project in Senegal. The BHP organization has a significant Australian footprint but a really material position in North America, both Gulf of Mexico and Trinidad and Tobago. So the assets are quite complementary. From a financial perspective there are a lot of merits in bringing the two organizations together. [It], you know, doubles the cash flow of Woodside standalone, really strengthens the balance sheet. And if you if you look at the history of the two companies, we’ve worked together for 40 years. So BHP has been part of the North West Shelf from the very beginning, we’ve got a very strong working relationship from our partnership on that venture. And then when Woodside took over as operator of Scarborough it gave us the chance to work together in a two-party JV and really get to know each other a little bit better. And you know I think as both parties were looking at what’s next for their petroleum businesses, you know conversation started about maybe we should bring a merger, look at a merger, and you know the outcome is what we announced in August, which is a commitment to proceed with bringing the two businesses together.

CommSec Market Analyst Tom Piotrowski:

What do you see as the biggest challenges when it comes to such a gargantuan undertaking?

Woodside CEO Meg O’Neill:

Oh, well that’s a, you know the biggest thing…

CommSec Market Analyst Tom Piotrowski:

I know we could be here all day.

Woodside CEO Meg O’Neill:

Yeah, I know… No there’s tremendous opportunity right, and with every opportunity also comes challenges. So look we’ve, we’ve got a bit of work to do to bring, to think about how we bring the two organizations together and the challenge that I’ve put our team, or articulated to our team and to the BHP Petroleum team, is we need to demonstrate to our shareholders that one plus one equals three, that bringing the two businesses together will yield better outcomes than if we had continued to operate independently. So that means we’ve got a lot of work to do, you know, between now and completion to really get that game plan put together on, you know, what are the sorts of things we’re going to invest in, what’s our capital allocation strategy going to be, how do we bring the organizations together. So you know we’ve got a lot of work ahead of us, but I’m excited about the opportunity to really kind of put our mark on it and help our shareholders understand how we’ll get better outcomes through this merger than we’d be able to deliver on our own.

CommSec Market Analyst Tom Piotrowski:

So, I mean obviously when you think about a transaction like this, priorities change and things shift compared to previous expectations. So, what does this mean for the decisions like the one that you’re going to make on Scarborough later this year?

Woodside CEO Meg O’Neill:

Absolutely no change to the Scarborough decision. And I think one thing that’s important to remember Tom is that until the merger is complete, we need to continue to operate as Woodside today, so for 95% of the organization their job doesn’t change. So the focus on safe, reliable, cost efficient operations remains. The focus on delivering our Sangomar project and starting that up in 2023, that strong focus remains. And then our, you know our commitments to progress Scarborough to a final investment decision by year end, that remains a very important decision for us. So all of the key things that we’ve been focused on, you know, 95% of the organization needs to be focused on. And when we look at Scarborough in the context of both Woodside standalone and in the context of the merged company, Scarborough is a very important investment for us. It’s an asset that will deliver the cash flow that we need in the 2020s and 2030s to help fund transition into new energies. It’ll, in and of itself, deliver a very low carbon LNG to our customers in Asia. So, our commitment to Scarborough remains as strong as ever.

CommSec Market Analyst Tom Piotrowski:

Meg in terms of your most recent results, which were announced not long ago, what did you see as the main drivers of that being, given the fact that this period is really in between a very grim period last year and then things are looking a little more brighter at the moment when it comes to the outlook for demand and indeed prices, which are currently at seven year highs, when it comes to LNG?

Woodside CEO Meg O’Neill:

Yeah so when we look at the results this year, it really was quite a contrast with 2020. So of course, first half of 2020 is when the pandemic hit, there were rolling lockdowns around the world, demand for energy products was significantly reduced, and of course the prices fell. So it was a very challenging year for us financially. Very pleased to see how things have recovered in the first part of 2021. And as you note, Tom, the current pricing is at really record levels. You know for this time of year we’re seeing spot LNG prices that we’ve never seen before. Normally this is a relatively low demand point in the calendar but we’re seeing pricing that’s consistent with northern hemisphere winter pricing which is, again, unprecedented. So we’re feeling really good about how things are positioned and the health of the market in the back half of 2021, which sets us up really well for next year.

CommSec Market Analyst Tom Piotrowski:

Meg, that’s all we have time for today but it’s always a pleasure catching up with you, thanks very much.

Woodside CEO Meg O’Neill:

Great chatting with you Tom.

CommSec Market Analyst Tom Piotrowski:

Thank you for your time and thanks very much for joining us for the Executive Series.

Forward-looking statements

This announcement contains forward-looking statements. The words ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions are intended to identify forward-looking statements. These forward-looking statements are based on assumptions and contingencies that are subject to change without notice and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Woodside, BHP and their respective related bodies corporate and affiliates (and each of their respective directors, officers, employees, partners, consultants, contractors, agents, advisers and representatives), and could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by those forward-looking statements or any projections or assumptions on which those statements are based.

The forward-looking statements are subject to risk factors, including those associated with the oil and gas industry as well as those in connection with the Transaction. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets, conditions in various countries, approvals and cost estimates.

Investors are strongly cautioned not to place undue reliance on forward-looking statements, particularly in light of the current economic climate and the significant uncertainty and disruption caused by the COVID-19 pandemic. Forward-looking statements are provided as a general guide only and should not be relied on as an indication or guarantee of future performance. These statements may assume the success of the Transaction, BHP’s oil and gas portfolio or Woodside’s business strategies, the success of which may not be realised within the period for which the forward-looking statements may have been prepared, or at all. No guarantee, representation or warranty, express or implied, is made as to the accuracy, likelihood of achievement or reasonableness of any forecasts, prospects, returns, statements or tax treatment in relation to future matters contained in this presentation.

Past performance and pro forma historical information is given for illustrative purposes only. Pro forma information is presented on a combined basis, without giving effect to any pro forma adjustments. It should not be relied on and is not indicative of future performance, including future security prices.

Disclosure of reserve information and cautionary note to US investors

Unless expressly stated otherwise, all estimates of oil and gas reserves and contingent resources disclosed in this presentation have been prepared using definitions and guidelines consistent with the 2018 Society of Petroleum Engineers (SPE)/World Petroleum Council (WPC)/American Association of Petroleum Geologists (AAPG)/Society of Petroleum Evaluation Engineers (SPEE) Petroleum Resources Management System (PRMS). Estimates of reserves and contingent resource in this presentation will differ from corresponding estimates prepared in accordance with the rules of the US Securities and Exchange Commission (the “SEC”) and disclosure requirements of the US Financial Accounting Standards Board (“FASB”), and those differences may be material. For additional information regarding the availability of Woodside’s reserves disclosures in accordance with SEC requirements, please see Woodside’s investor presentation dated 17 August 2021 and released to the ASX. For additional information regarding BHP’s reserves, please see BHP’s annual report on Form 20-F filed with the SEC.

No offer or solicitation

This communication relates to the proposed Transaction between Woodside and BHP. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Transaction or otherwise, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Important additional information and where to find it

In connection with the proposed Transaction, Woodside intends to file with the US Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”) to register the Woodside securities to be issued in connection with the proposed Transaction (including a prospectus therefor). Woodside and BHP also plan to file other documents with the SEC regarding the proposed Transaction. This communication is not a substitute for the Registration Statement or the prospectus or for any other document that Woodside or BHP may file with the SEC in connection with the Transaction. US INVESTORS AND US HOLDERS OF WOODSIDE AND BHP SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WOODSIDE, BHP AND THE PROPOSED TRANSACTION. Shareholders will be able to obtain free copies of the Registration Statement, prospectus and other documents containing important information about Woodside and BHP once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of such documents may also be obtained from Woodside and BHP without charge.